EXHIBIT H

Financing Authorizations in the Financing Application

1.   KeySpan External Financings

         As explained in the Financing Application, prior to KeySpan's registration as a holding company on November 8, 2000 when it acquired Eastern (now known as KNE LLC), KeySpan's incurrence of indebtedness (i.e., issuance of commercial paper under an expanded KeySpan commercial paper program backed by a combination of short-term and long-term credit facilities) to obtain the approximately $2.2 billion of cash necessary to, among other things, make payments to finance its acquisition of KNE LLC did not require Commission approval. However, the Commission approved KeySpan's proposed anticipated replacement of a significant portion of the commercial paper (and all or some of the initial short-term acquisition financing) with proceeds from the issuance of debt, preferred and/or convertible securities.

         The Commission also authorized KeySpan and the Subsidiaries to maintain their financing arrangements and other commitments that existed at the time of the Mergers (i.e., on or prior to November 8, 2000) as well as any additional financing arrangements and any Refinancings entered into prior to completion of the Mergers.33 The Commission further authorized KeySpan to effect a Refinancing of financing arrangements entered into by KeySpan prior to completion of the Mergers and which remained in effect on the date the Mergers were completed; provided that any such Refinancings that are effected following completion of the Mergers will be done in compliance with the Financing Parameters. The Commission further authorized KeySpan to enter into additional financing arrangements (i.e., incremental to existing financings or any refinancings thereof) and to issue additional equity, debt and convertible securities aggregating not more than $1.5 billion ("Additional Financing Amount") at any one time outstanding during the Authorization Period.34 As stated in the Financing Application, such securities could include, but would not necessarily be limited to, common stock, preferred stock, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options.

33 As stated in the Financing Application, with respect to existing promissory notes reflected in Exhibit C thereto, KeySpan may be required under certain circumstances to obtain letters of credit to support its obligations under such notes. Accordingly, KeySpan’s request was granted for approval of existing debt requested herein include approval to obtain such required letters of credit.

34 The Additional Financing Amount was developed based on the following assumptions: (i) an estimated $365 million to replace preferred stock redeemed in June 2000; (ii) an estimated $500 million for forecasted financings related to the requirements of the gas and electric systems and generation expansion investments; (iii) an estimated $540 million for potential investments in energy related investments; and (iv) an estimated $100 million for contingencies.

KeySpan was also authorized to issue guarantees and enter into interest rate swaps and hedges as described below. Pursuant to the Financing Application authorization, the total of all outstanding securities issued by KeySpan under the Refinancing authority together with the Additional Financing Amount authority in the Financing Application could not exceed $5.1 billion during the Authorization Period.35 (As described in the Application/Declaration filed in this proceeding (File No. 70-10063), KeySpan is requesting an increase of the $1.5 billion Additional Financing Amount authorized in the Financing Application to $2.2 billion and an increase in the $5.1 billion Aggregate Financing Amount authorized in the Financing Application to $5.8 billion.)

a.  Common Stock

         KeySpan was authorized to issue and sell common stock from time to time during the Authorization Period subject to the Additional Financing Amount, either through underwritten public offerings, in private placements or in exchange for securities or assets being acquired from other companies provided that the Commission has authorized the acquisition of equity securities or assets in a separate proceeding or the acquisition is exempt under the Act or rules of the Commission.36 Under this authority, KeySpan may issue and sell common stock or options, warrants, or other stock purchase rights that are exercisable for common stock and issue common stock upon the exercise of such options, warrants, or other stock purchase rights. KeySpan may also buy back shares of common stock or options during the Authorization Period in accordance with Rule 42.

         As explained in the Financing Application, under Rule 58 and Section 34 of the Act, KeySpan is also authorized to acquire securities of companies engaged in "energy-related" businesses, as described in Rule 58, as well as exempt telecommunication companies ("ETCs"). As further explained in the Financing Application, historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The Financing Application stated that the KeySpan common stock to be exchanged in such transactions may be purchased on the open market pursuant to Rule 42, or may be original issue or treasury shares. Original issue stock or treasury shares may be registered under the Securities Act of 1933, as amended (the "1933 Act"), or issued pursuant to any exemption from the registration requirements of the 1933 Act.

         The Financing Application also stated that the ability to offer stock as consideration in an acquisition could make a transaction more economical for KeySpan as well as for the seller of the business. Therefore, KeySpan was

35The Financing Application stated that the aggregate amount of $5.1 billion was derived by adding together the amounts described above for the merger financing, existing financings and Additional Financing Amount.

36 Authority to issue securities under stock based benefit plans was addressed in Item 1.C.5 of the Financing Application and is described in Section 5 below.

authorized to issue common stock in consideration for an acquisition by KeySpan or a Nonutility Subsidiary of securities or assets of a business, the acquisition of which has been approved by the Commission in this proceeding or is exempt under the Act or the rules thereunder. The KeySpan common stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon average high or low prices for a period prior to the closing of the sale as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and the use of proceeds to acquire securities, the acquisition of which is otherwise authorized or exempt.

         KeySpan committed that the proceeds from the sale of KeySpan's common stock will be used as set forth in number 8 of the Financing Parameters.

b.   Preferred Stock

         Pursuant to the Financing Order, KeySpan may issue additional preferred stock from time to time during the Authorization Period. Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by KeySpan's board of directors. The dividend rate on any series of preferred stock or other preferred securities will not exceed at the time of issuance 500 basis points over LIBOR. Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred stock or other preferred securities may be convertible or exchangeable into shares of common stock.

c.   Long-Term Debt

         KeySpan was authorized by the Financing Order to issue additional long-term debt in accordance with the Financing Parameters. Any long-term debt security would have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as KeySpan may determine at the time of issuance and may be comprised of various types of debt securities to be issued under an indenture to be entered into between KeySpan and The Chase Manhattan Bank, as trustee (the "KeySpan Indenture"). Any securities issued either pursuant to an exemption from the registration requirements under the 1933 Act or under the KeySpan Indenture will be unsecured and unsubordinated obligations of KeySpan and will rank equally with all other unsecured and unsubordinated debt of KeySpan. The KeySpan Indenture will provide for the issuance from time to time of debt securities (either through underwriters, dealers, agents or directly to purchasers by KeySpan) in unlimited dollar amounts and an unlimited number of series. In addition, the KeySpan Indenture will contain all provisions required by the Trust Indenture Act of 1939, as amended, including, but not limited to, provisions governing KeySpan's ability to (i) mortgage, pledge or otherwise subject its assets or property to certain types of liens; (ii) consolidate with or merge into any other entity or transfer or lease substantially all of its assets or property to any person; and (iii) terminate its obligations under the KeySpan Indenture with respect to the debt securities. In addition, the long-term debt securities (1) will have maturities ranging from one to fifty years, (2) will bear interest at a rate not to exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of the long-term debt, (3) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above its principal amount, (4) may be entitled to mandatory or optional sinking fund provisions, and (5) may provide for reset of the coupon under a remarketing arrangement.

d.   Short Term Debt

         The Financing Order authorized KeySpan to issue additional short-term debt including, but not limited to, institutional borrowings, commercial paper (including back-up short-term credit facilities) and bid notes, in accordance with the Financing Parameters including the commitment that short-term debt financings authorized by the Financing Application will not exceed 500 basis points over the London interbank offer rate (LIBOR). As stated in the Financing Application, proceeds of any short-term debt issuance may be used to refund pre-Merger short-term debt and Merger-related debt, and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained. Short-term debt will be unsecured.

         As described in the Financing Application, currently, KeySpan is issuing commercial paper to accredited investors (as such term is defined in the 1933 Act). Such issuances of commercial paper are exempt from registration under the 1933 Act pursuant to Section 4(2) thereof. It is anticipated that future issuances of commercial paper will similarly be exempt from registration under the 1933 Act.

2.   Guarantees

         The Financing Order authorized KeySpan to maintain in effect and to amend, renew, extend and/or replace any and all of its existing guarantees, letters of credit, expense agreements and other forms of credit support ("Guarantees") with respect to the obligations of the Subsidiaries or which may be entered into or given prior to the completion of the Merger. As stated in the Financing Application, at that time KeySpan had approximately $2 billion in Guarantees outstanding which were expected to remain in place following the Merger. Details of such Guarantees were included in Exhibit C to the Financing Application and a summary of such Guarantees was set forth in Exhibit P to the Financing Application.37

37 These Guarantees included both payment and performance guarantees.

         The Financing Order further authorized KeySpan to enter into additional Guarantees (i.e., in addition to the existing Guarantees), subject to the appropriate Financing Parameters, with respect to the obligations of the Subsidiaries as may be appropriate or necessary to enable such companies to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $2.0 billion outstanding at any one time (not taking into account obligations exempt under Rule 45). KeySpan stated in the Financing Application that it intended to charge each Subsidiary a fee for each Guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the Guarantee (e.g., bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding. The limit on Guarantees is separate from the limit on KeySpan's requested overall $5.1 billion cap on external financings.

    3.   Authorization and Operation of the Utility Money Pool

         The Financing Order authorized KeySpan and the Utility Subsidiaries to establish the KeySpan System utility money pool (" Utility Money Pool") in accordance with the following terms set out in the Financing Application.38

         KeySpan was authorized to contribute surplus funds and to lend and extend credit to the Utility Subsidiaries through the Utility Money Pool. Under the term of the Utility Money Pool, short-term funds would be available for short-term loans to the Utility Subsidiaries from time to time from the following sources: (1) surplus funds in the treasuries of the Utility Money Pool participants other than KeySpan, (2) surplus funds in the treasuries of KeySpan and the Intermediate Holding Companies, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by KeySpan or the Utility Subsidiaries for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as KeySpan Corporate Services, LLC ("KCS"), as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool.

         The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion.39

38 KeySpan had also requested authorization to establish a Nonutility Money Pool, however, the Commission reserved jurisdiction over the implementation of such money pool. The request to release jurisdiction over, and for authorization to establish, the Nonutility Money Pool is currently pending in File No. 70-9996 through post-effective amendment No. 6.

39 Exhibit H-1 of the Financing Application contained a copy of the Form of Utility Money Pool Agreement.

         After the Commission approves a Nonutility money pool, funds made available by KeySpan for loans through the money pools will be made available first for loans through the Utility Money Pool and thereafter for loans through the Nonutility money pool.

         Utility Money Pool participants that borrow, borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of KeySpan and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower will borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

         Borrowings from the Utility Money Pool require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party is required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool are made to, and no borrowings through the Utility Money Pool is made by, KeySpan or the Intermediate Holding Companies.

         The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool are initially paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool - are allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

         If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by the participants for all loans of such Internal Funds is the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

         If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds is equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

         In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds is a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

         Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

         The interest income and investment income earned on loans and investments of surplus funds is allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

         Each participant receiving a loan through the Utility Money Pool is required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. The borrower without premium or penalty may prepay all loans made through the Utility Money Pool.

         KeySpan and the Utility Subsidiaries may contribute funds from the issuance of short-term debt as authorized above to the Utility Money Pool. KeySpan may contribute funds from the issuance of short-term debt to the Nonutility Money Pool and the Nonutility Subsidiaries may contribute funds from the issuance of short-term debt to the Nonutility Money Pool.40

         Proceeds of any short-term borrowings by the participants may be used by each such participant (i) for the interim financing of its construction and capital

40 As approved in the Financing Order, administration and operations of the Utility Money Pool, including recordkeeping and coordination of loans, is handled by KCS under the authority of the appropriate officers of the participating companies in accordance with the terms of the Financing Application.

expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. The Financing Order permitted KED NY to borrow up to $250 million at any one time outstanding from the Utility Money Pool, KED LI to borrow up to $185 million at any one time outstanding from the Utility Money Pool, KeySpan Generation to borrow up to $50 million at any one time outstanding from the Utility Money Pool, Boston Gas to borrow up to $150 million at any one time outstanding from the Utility Money Pool, Colonial Gas to borrow up to $75 million at any one time outstanding from the Utility Money Pool, Essex Gas to borrow up to $20 million at any one time outstanding from the Utility Money Pool, and ENGI may to borrow up to $35 million at any one time outstanding from the Utility Money Pool. (Section D of the Application/Declaration filed in this proceeding (File No. 70-10063) requests an increase in the amounts that the Utility Subsidiaries may borrow from the Utility Money Pool.) The use of proceeds from the financings is limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage.

    4.  Hedging Transactions

           a.  Interest Rate Hedges

         The Financing Order authorized KeySpan to continue existing, and enter into additional, interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate costs. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's, are equal to or greater than "BBB-," or an equivalent rating from Moody's Investors Service or Fitch IBCA.

        Pursuant to the Financing Order authorization, Interest Rate Hedges involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions are for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          b.   Anticipatory Hedges

         The Financing Order authorized KeySpan to continue existing, and enter into additional interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Pursuant to the Financing Order authorization, such Anticipatory Hedges would only be entered into with Approved Counterparties, and utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar "), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

         Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. KeySpan or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. KeySpan or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither KeySpan nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

         KeySpan represented in the Financing Application that (i) the Interest Rate Hedges and the Anticipatory Hedges will qualify for hedge accounting treatment under generally accepted accounting principles (GAAP) (ii) it will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

    5.   Stock-Based, Open Enrollment and Dividend Reinvestment Plans

         KeySpan was authorized under the Financing Order to issue and sell its common stock from time to time during the Authorization Period and subject to the Additional Financing Amount, either pursuant to its Investor Program, an open enrollment and dividend reinvestment plan and its Long Term Performance Incentive Compensation Plan, and a stock-based management incentive plan and its 401K Plan employee benefit plans or in exchange for securities or assets being acquired from other companies.41

41 As represented in the Financing Application, the proceeds from the sale of such stock are used as described in number 8 of the Financing Parameters.

         As described in the Financing Application KeySpan, Eastern (now known as KNE LLC), and EnergyNorth had in effect stock based plans described in Exhibit B to the Financing Application, which authorized grants of such companies' common stock, stock options and other stock-based awards to eligible employees, directors and consultants. As further explained in the Financing Application, because KeySpan directly or indirectly acquired all of Eastern's and EnergyNorth's common stock, following consummation of the Merger, Eastern and EnergyNorth's stock plans ceased to operate and may have been assumed by KeySpan. However, the Financing Order authorized KeySpan to issue shares of its Common Stock under the authorization and within the limitations set forth in the Financing Application in order to satisfy the obligations of Eastern (now known as KNE LLC) and EnergyNorth under all such plans and under plans adopted after the effective time of the Merger which replaced any plans listed in Exhibit B to the Financing Application. As authorized in the Financing Order, shares of Common Stock for use under the common stock plans may either be newly issued shares, treasury shares or shares purchased in the open market. KeySpan represented that it will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the stock plans pursuant to Rule 42.42 KeySpan was also authorized to issue and/or sell shares of Common Stock pursuant to these existing stock plans and similar plans or plan funding arrangements adopted after the Merger, and to engage in other sales of its treasury shares for general business purposes, without any additional prior Commission order and stock transactions of this variety would be treated the same as other stock transactions permitted pursuant to the Financing Application.

         In the Financing Application, KeySpan described its Investor Program, which is an open enrollment and dividend reinvestment plan under which shares of its Common Stock may be issued directly to individuals and existing shareholders who may also elect to reinvest their cash dividends and/or make optional cash investments to purchase additional shares of Common Stock. Shares of Common Stock for use under the open enrollment and dividend reinvestment plan may be either newly issued shares, treasury shares, or shares purchased on the open market. KeySpan was authorized by the Financing Order to issue and sell its shares in accordance with its open enrollment and dividend reinvestment plan under the authorization and within the limitations set forth in the Financing Application.43     6.  Intermediate Holding Company Financing

         The Financing Application described the following which was approved through the Financing Order. As described in the Financing Application, the Intermediate Holding Companies could serve as pass-through financing entities, facilitating

42 17 C.F.R.§250.42.

43 The Financing Order also authorized, KeySpan's partially owned subsidiaries, The Houston Exploration Company ("Houston Exploration") and MyHomeKey.com, Inc. ("MHK") to issue securities pursuant to the stock plans and limitations described in the Financing Application.

the financing of the KeySpan System by transferring funds from KeySpan to the Subsidiaries of the Intermediate Holding Companies and, to the extent that such service as a financing conduit would result in the issuance or sale of securities by the Intermediate Holding Companies, the Financing Order authorized each of the Intermediate Holding Companies to issue and sell securities to their respective immediate parent company for the purpose of funding the operations of their respective Subsidiaries. The Financing Application states that all such securities issued by the Intermediate Holding Companies will meet the requirements of Rule 52(b) and in no event will the Intermediate Holding Companies issue or sell securities to third parties or borrow or receive any extension of credit from a Subsidiary.

    7.  Nonutility Subsidiary Financings

         The Financing Application described the following which was approved through the Financing Order. As noted on Exhibit E to the Financing Application, certain Nonutility Subsidiaries have financing arrangements in place that are expected to remain in place following consummation of the Mergers. Certain guarantees in favor of a direct or indirect Nonutility Subsidiary issued by another Subsidiary may be replaced by KeySpan guarantees as described in the Financing Application. It is expected that future financing by all Nonutility Subsidiaries following completion of the Mergers will be made pursuant to the terms of, and exempt under, Rule 52.

         MHK, a Nonutility Subsidiary, may issue and sell common stock in an initial public offering for purposes of raising capital to finance the business activities contemplated by its current business plan.44 KeySpan believes that such an initial public offering is exempt from prior Commission authorization pursuant to Rule 52(b). However, to the extent the exemption may not apply, the Financing Order authorized, during the Authorization Period, MHK to issue and sell its common stock in an underwritten public offering pursuant to underwriting agreements of types generally standard in the industry, at rates or price and under conditions negotiated or based upon, or otherwise determined by, competitive capital.

    8.  Changes in Capital Stock of Subsidiaries

         The Financing Application described the following which was approved through the Financing Order. The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to KeySpan or other intermediate parent companies during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the
44 At this time it is not yet known how many shares of MHK’s common stock might be issued in any initial public offering. then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, the Financing Order granted authority to change any wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by KeySpan or other intermediate parent companies. A Subsidiary is able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary is subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. In addition, each of the Utility Subsidiaries will maintain, during the Authorization Period, a common equity ratio of at least 30% of total capital.

    9.  Intermediate Subsidiaries and New Subsidiaries

         The Financing Order authorized KeySpan to acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other Nonutility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, the Financing Order authorized the Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities. Such services may be rendered to EWGs, FUCOs or Rule 58 Subsidiaries at fair market prices to the extent they qualify for any of the exceptions from the "at cost" standard requested in the Financing Application and granted in the Financing Order.

         As described in the Financing Application, there are several legal and business reasons for the use of special-purpose intermediate companies in connection with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, ETCs and other non-exempt Nonutility Subsidiaries. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another nonutility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it may be necessary to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal.

         An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Nonutility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by KeySpan and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit KeySpan's exposure to state, U.S. and foreign taxes; (7) to further insulate KeySpan and the Utility Subsidiaries from operational or other business risks that may be associated with investments in nonutility companies; or (8) for other lawful business purposes.

         As also described in the Financing Application, investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiaries will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by KeySpan from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that KeySpan provides funds or issues guarantees directly or indirectly to support the obligations of an Intermediate Subsidiary which are incurred for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in KeySpan's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

         The Financing Application also stated that KeySpan may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, KeySpan may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary or sell (or cause a Nonutility Subsidiary to sell) the equity securities of one Nonutility Subsidiary to another. To the extent that these transactions are not otherwise exempt under the Act or Rules thereunder,45 the Financing Order granted KeySpan's request for authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries, KeySpan's ownership interests in existing and future Nonutility Subsidiaries. Such transactions may take the form of a Nonutility Subsidiary selling, contributing

45 Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and 58, as applicable, may exempt many of the transactions described in this paragraph.

or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary, and Intermediate Subsidiaries acquiring, directly or indirectly, the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. KeySpan is required to report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding.46

46 Item C.6, 9 and 11 of the Financing Application describe the authorizations KeySpan and its Subsidiaries received for Utility Subsidiary Financings, EWG/FUCO related Financings and Financing Subsidiaries, respectively; as discussed in the body of the Application/Declaration filed in this proceeding (File No. 70-10063), KeySpan and its Subsidiaries request certain modifications to those authorizations. Item C.13 and 14 of the Financing Applications describe the authorizations KeySpan and its Subsidiaries received for dividends out of capital and unearned surplus and foreign gas-related activities; KeySpan is not requesting any changes in this Application/Declaration to those authorizations.